Exhibit 99.1  LETTER FROM INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                           Carlin Charron & Rosen, LLP
                               1400 Computer Drive
                              Westborough, MA 01581

                                  April 2, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

The letter is written in response to the requirement of Rule 12b-25(c) under the Securities and Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent registered public accounting firm of Paid, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report Form 10-KSB for the year ended December 31, 2006 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2006 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We have not yet completed our audit of the Registrant's financial statements and have not yet furnished the required opinion for a timely filing as we are still in the process of analyzing evidential matter pertaining to the Registrant's accounting for certain equity transactions, which are not expected to affect earnings per share for the year ended December 31, 2005. We anticipate completing our procedures and issuing our opinion within the fifteen days requested in the Form 12b-25 furnished to you by the registrant.

Very truly yours,


/s/ Carlin, Charron & Rosen, LLP